VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.W.

Washington, D.C. 20549

Attn: Kevin Dougherty

Re:	Houston American Energy Corp.
Registration Statement on Form S-3; File No. 333-183540

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Houston American Energy Corp. (the“Company”) hereby respectfully requests that the Securities and Exchange Commission (the“Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-3 (File No. 333-183540), together with all exhibits thereto, initially filed on August 24, 2012 (the “Registration Statement”).

The Company determined not to utilize, and abandoned, the Registration Statement and believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Company hereby confirms that no securities have been or will be sold pursuant to the Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned, with a copy to Michael W. Sanders, Esq. 20701 Hamilton Pool Rd., Dripping Springs, Texas 78620, facsimile number (281) 310-8263.

If you have any questions with respect to this matter, please contact Michael Sanders, Esq. at (512) 264-2062.

HOUSTON AMERICAN ENERGY CORP.

John P. Boylan
Chief Executive Officer